                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(b)
                               (AMENDMENT NO. _)(1)


                                   TUCOWS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   898697-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         /_/      Rule 13d-1(b)

         /_/      Rule 13d-1(c)

         /X/      Rule 13d-1(d)


----------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO.  898697-10-7                 13G                           Page 2 of 6


--------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Hapoalim Nechasim (Menayot) Ltd.
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /_/
                                                                      (b) /_/
--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     CITIZENSHIP OR PLACE OF ORGANIZATION

         Israel
--------------------------------------------------------------------------------
                        5.    SOLE VOTING POWER
                                       5,597,112
  NUMBER OF           ----------------------------------------------------------
    SHARES              6.    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           ----------------------------------------------------------
     EACH               7.    SOLE DISPOSITIVE POWER
   REPORTING                           5,091,679(1)
  PERSON WITH         ----------------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,597,112
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                     /_/

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  8.7%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Of the 5,597,112 shares of Common Stock held by the reporting person, 505,433 shares of Common Stock are being held in escrow and the reporting person may only dispose of such shares of Common Stock pursuant to the terms of the escrow agreement.

CUSIP NO.  898697-10-7                 13G                           Page 3 of 6


ITEM 1(A).        NAME OF ISSUER:

                  Tucows Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  96 Mowat Avenue
                  Toronto, Ontario M6K 3M1
                  Canada

ITEM 2(A).        NAME OF PERSON FILING:     Hapoalim Nechasim (Menayot) Ltd.
                  ("Hapoalim")

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Hapoalim Nechasim (Menayot) Ltd.
                  50 Rothschild Boulevard
                  Tel Aviv, Israel

ITEM 2(C).        CITIZENSHIP:

                  Hapoalim is a corporation organized under the laws of Israel.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(E).        CUSIP NUMBER:

                  898697-10-7

CUSIP NO.  898697-10-7                 13G                           Page 4 of 6



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      /_/      Broker or dealer registered under Section 15 of the
                           Exchange Act.

         (b)      /_/      Bank as defined in Section 3(a)(6) of the Exchange
                           Act.

         (c)      /_/      Insurance company as defined in Section 3(a)(19) of
                           the Exchange Act.

         (d)      /_/      Investment company registered under Section 8 of the
                           Investment Company Act.

         (e)      /_/      An investment adviser in accordance with
                           Rule 13d-1(b)(1)(ii)(E).

         (f)      /_/      An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F).

         (g)      /_/      A parent holding company or control person in
                           accordance with Rule 13d-1(b)(ii)(G).

         (h)      /_/      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act.

         (i)      /_/      A church plan that is excluded from the definition of
                           an investment company under Section 3(c)(14) of the Investment Company Act.

         (j)      /_/      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.           OWNERSHIP.

                  (a)      Amount Beneficially Owned:

                                    Hapoalim may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 5,597,112 shares of Common Stock.

                  (b)      Percent of Class:

                                    8.7%.

                  (c) Number of shares as to which persons filing statement have:

                           (i)      Sole power to vote or to direct the vote:

                                    Hapoalim has sole power to vote or direct the vote of 5,597,112 shares of Common Stock.

CUSIP NO.  898697-10-7                 13G                           Page 5 of 6


                           (ii)     Shared power to vote or to direct the vote:

                                    Not applicable.

                           (iii) Sole power to dispose or to direct the disposition of:

                                    Hapoalim has the sole power to dispose or to direct the disposition of 5,091,679 shares of Common Stock. Of the 5,597,112 shares of Common Stock beneficially owned by Hapoalim, 505,433 shares of Common Stock are being held in escrow and Hapoalim may only dispose of such shares pursuant to the terms of the escrow agreement.

                           (iv) Shared power to dispose or to direct the disposition of:

                                    Not applicable.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATIONS.

                  Not applicable.

CUSIP NO.  898697-10-7                 13G                           Page 6 of 6


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2002             HAPOALIM NECHASIM (MENAYOT) LTD.


                                     By: /s/ Yaacov Elinav     /s/ Zali Guter
                                        ----------------------------------------
                                        Name: Yaacov Elinav        Zali Gutner
                                        Title:  Chairman           Director